EXHIBIT I

QUARTERLY REPORT
For the period ended March 31, 2003

OCEAN RIG ASA
AND SUBSIDIARIES

Koppholen 4 (Forus)
4313 Sandness
Norway
011-47-51-96-90-00

As of March 31, 2003, there were 528,302,434 shares of common stock of Ocean Rig ASA, par value NOK 1 per share, outstanding.

This quarterly report (the “Report”) is being furnished to the registered holders of the 101/4 % Senior Secured Notes Due 2008 of Ocean Rig Norway AS, pursuant to Section 4.02 of the Indenture dated as of August 15, 1998, and to the lenders of the Floating Rate Senior Secured Loans Due 2008 of Ocean Rig Norway AS, pursuant to Section 6.01 of the Credit Agreement dated as of May 27, 1998. The Report has been filed on Form 6-K with the United States Securities and Exchange Commission.

OCEAN RIG ASA
AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Number

Financial Statements and Notes:
Consolidated Statements of Operations for the three months ended March 31, 2002 and 2003	6
Consolidated Balance Sheets as of December 31, 2002 and March 31, 2003	7
Consolidated Statements of Cash Flows for the three months ended March 31, 2002 and 2003	8
Notes to Consolidated Financial Statements	9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	22

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended March 31, 2002 and 2003

	Three months ended March 31,

	2002	2003	2003

	(unaudited)	(unaudited)	(unaudited)
	NOK	NOK	USD(1)

	(amounts in thousands except
	per share information)
Operating revenues	84,619	185,501	25,495
Operating expenses:
Salaries and other personnel expenses	27,145	41,059	5,643
Other operating and administrative expenses	123,275	49,091	6,747
Depreciation and amortization	32,302	725,057	99,650
Total operating expenses	182,722	815,207	112,041

Operating result	-98,103	-629.706	-86,546

Interest and other financial income	123,619	2,014	277
Interest and other financial expenses	-91,791	-230,219	-31,641
Net financial income (loss)	31,828	-228,205	-31,364

Loss before taxes	-66,275	-857,911	-117,910

Taxes	57	0	0
Net loss	-66,332	-857,911	-117,910

Basic and diluted loss per share	-0.80	-1,69	-0,23

(1)	Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on March 31, 2003 of $1.00 = NOK 7.2760

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of December 31, 2002 and March 31, 2003

	December 31,	March 31,	March 31,
	2002	2003	2003
	(audited)	(unaudited)	(unaudited)
	NOK	NOK	USD1)

	(Amounts in thousands)
ASSETS
Machinery and equipment	8,555,725	8,014,167	1,101,452
Long term receivables and other assets	93,919	88,761	12,199

Total non-current assets	8,649,644	8,102,928	1,113,651

Current receivables	120,310	103,414	14,213
Restricted cash	8,627	2,433	334
Cash and cash equivalents	137,346	153,208	21,057

Total current assets	266,283	259,055	35,604

Total assets	8,915,927	8,361,983	1,149,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	492,887	528,302	72,609
Other equity	3,965,152	3,268,206	449,176

Total shareholders’ equity	4,458,039	3,796,508	521,785

Pension liabilities	592	592	81
Convertible loan	996,144	1,001,435	137,635
Long-term debt	3,105,494	3,257,332	447,682

Total long-term liabilities	4,102,230	4,259,359	585,398

Short term loan	84,322	61,228	8,415
Accounts payable	59,199	44,845	6,163
Other current liabilities	212,137	200,043	27,494

Total current liabilities	355,658	306,116	42,072

Total liabilities and shareholders’ equity	8,915,927	8,361,983	1,149,255

1)	Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on March 31, 2003 of $1.00 = NOK 7.2760.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2002 and 2003

	Three months ended March 31,

	2002	2003	2003
	(unaudited)	(unaudited)	(unaudited)
	NOK	NOK	USD(1)

	(Amounts in thousands)
Cash flow from operating activities:
Net loss	-66,332	-857,911	-117,910
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	69,560	741,840	101,957
Net foreign exchange loss	-90,292	126,974	17,451
Change in operating assets and liabilities:
Other current assets	-48,568	16,896	2,322
Accounts payable	1,902	-14,354	-1,973
Other liabilities	-81,146	11,888	1,634

Net cash flow (used in) provided by operating activities	-214,876	25,333	3,482

Cash flow from investing activities:
Payments related to building contracts	-281,926	-17,796	-2,446
Change in restricted cash	5,746	6,194	851
Purchase / sale of machinery and equipment	367,247	-211	-29
Net change in non-current receivable	-324	-490	-67

Net cash flow used in investing activities	90,743	-12,303	-1,691

Cash flow from financing activities:
Net proceeds from issuance of common shares	521,344	32,746	4,501
Net proceeds from issuance / repayment of notes and loans	-523,544	-31,296	-4,301

Net cash provided by financing activities	-2,200	1,450	199

Effect of exchange rate changes on cash	-5,455	1,382	190

Net increase (decrease) in cash during the period	-131,788	15,862	2,180
Cash and cash equivalents at beginning of period	170,205	137,346	18,877

Cash and cash equivalents at end of period	38,417	153,208	21,057

(1)	Translation of amounts from Norwegian Kroner (NOK) into United States dollars (USD) has been made for the convenience of the reader at the noon buying rate on March 31, 2003 of $1.00 = NOK 7.2760.

The accompanying notes are an integral part of these consolidated financial statements

OCEAN RIG ASA
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

     In these unaudited interim financial statements, references to the “Company” or “Ocean Rig” are to Ocean Rig ASA as described in Note 1 to the financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

     The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002, which are included in the Company’s annual report on Form 20-F. The unaudited interim financial statements have been prepared using the same principles as in previous periods as described in Note 1 to such audited financial statements.

     The financial information included herein reflects, in the opinion of the Company, all adjustments (which include normally recurring adjustments) necessary to present fairly the financial position, results of operation and cash flows for the periods presented. The results for the interim periods are not necessarily indicative of the results for the entire year.

     The financial statements have been prepared in accordance with Norwegian generally accepted accounting principles (“Norwegian GAAP”). Norwegian GAAP differs in certain respects from accounting principles generally accepted in the United States (“US GAAP”). For additional information relating to US GAAP, see Note 10.

     The Company maintains its accounting records and prepares its financial statements in Norwegian kroner (“NOK”). Amounts included in the financial statements and notes are stated in thousands of Norwegian kroner (or thousands of U.S. dollars), except where otherwise noted. The U.S. dollar (“USD”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the rate of NOK 7.2760 per USD 1.00, the closing rate on March 31, 2003. Such translations should not be construed as representations that the NOK amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

     There were no dividends declared by the Company for the unaudited interim periods presented.

2. Basic and diluted earnings / loss per share

     Basic earnings / loss per share calculations are based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share calculations are calculated using the weighted-average number of common shares and potentially dilutive securities outstanding during each period. The diluted share base for the three months ended March 31, 2002 and March 31, 2003 excludes any incremental shares as any additional shares would be antidilutive.

3. Long-Term Debt

     On May 27, 1998, Ocean Rig Norway AS, which is wholly owned by Ocean Rig ASA, completed an offering of USD 225.0 million (NOK 1,703 million at historical exchange rate) aggregate principal amount of its 101/4% Senior Secured Notes due 2008 (the “Notes”). The Notes are fully and unconditionally guaranteed on a joint and several basis by Ocean Rig ASA, Ocean Rig 1 AS and Ocean Rig 2 AS. The Notes mature on June 1, 2008.

     Concurrently with the offering, Ocean Rig Norway AS entered into a floating rate loan credit facility, pursuant to which a syndicate of lenders made floating rate senior secured loans to Ocean Rig Norway at an aggregate principal amount of USD 125.0 million (NOK 946.0 million at historical exchange rate) (the “1998 Loans”). The 1998 Loans are due on June 1, 2008 and bear interest at a rate of 475 basis points over LIBOR.

     The net proceeds of the offering of the Notes, together with the 1998 Loans, have been used primarily to fund the costs of construction of two deepwater semisubmersible drilling rigs owned by the Company (Leiv Eiriksson and Eirik Raude) and pay interest on the Notes and the 1998 Loans.

     Certain provisions of the documents governing the Notes and the 1998 Loans were amended in June 2001 pursuant to a consent solicitation in order to enable consummation of the Company’s drilling contract with EnCana (formerly PanCanadian Energy Corp. and PanCanadian Petroleum, Ltd.) for Eirik Raude.

     In May / June 2000, the Company issued convertible bonds totaling NOK 200.0 million (USD 21.9 million at historical exchange rate). Terms of the bonds include a 5-year maturity, 13% coupon and a conversion price of NOK 22.83 per share (updated as of March 31, 2003). In October 2000, the Company issued additional convertible bonds totaling NOK 300.0 million (USD 32.8 million at historical exchange rates). Terms of these bonds include a 5-year maturity, 11% coupon and a conversion price of NOK 24.45 per share (updated as of March 31, 2003). During August / September 2002 NOK 66.0 million and NOK 41.0 million of the NOK 200.0 million convertible bond and NOK 300 million convertible bonds, respectively, were converted to the Company’s new Mandatory Convertible Bond issued in August / September 2002.

     In June 2001, Ocean Rig 2 AS, a wholly owned subsidiary of Ocean Rig Norway AS, entered into a floating rate loan credit facility, with Credit Suisse First Boston as agent for the lenders, for an aggregate principal amount of USD 100 million (the “2001 Loans”). The 2001 Loans were incurred in order to refinance a term loan facility entered into in May 1998 with Fortis Bank (formerly MeesPierson N.V.) and Nordea Bank (formerly Christiania Bank og Kreditkasse ASA) for construction and completion of the rigs. There were no funds drawn under the term loan facility. In November 2001, the Company entered into an agreement to refinance the 2001 Loans with a six year term loan for an amount up to USD 100 million entered into with Nordea Bank Norge and Fortis Bank (the “Fortis Facility”) . On June 21, 2002 the Company gave an irrevocable notice to the lenders of the 2001 Loans that it intended to refinance the 2001 Loans with the Fortis Facility. The refinancing was effective after the mechanical completion of Eirik Raude on June 21, 2002. The Fortis Facility was drawn down on June 28, 2002 and at the same time the 2001 Loans were repaid in full by the proceeds received from the Fortis Facility.

     The Company is subject to the covenants and other agreements set forth in the executed loan agreement (as amended) governing the Fortis Facility. The Fortis Facility is secured by a first priority security interest in Eirik Raude and related assets (previously held by the lenders of the 2001 Loans and released upon repayment of the 2001 Loans).

     The Fortis Facility will mature on February 28, 2008, and bears interest at a rate of LIBOR plus the applicable margin, which ranges between 1.75% per annum and 2.75% per annum, depending on whether Eirik Raude is under contract, the length of such contract, and minimum cash balances. The covenants under the loan agreement place restrictions on certain corporate activities such as distributions, affiliate transactions and excess cash. The agreement also contains standard events of default, including defaults in the payment of principal or interest, invalidity of security documents, cancellation of insurance in respect of Eirik Raude and bankruptcy. The loan may be prepaid in whole or in part, without penalty or premium, upon 10 banking days’ notice. Interest on the loan is paid quarterly and the loan amortizes semi-annually, with a lump sum payment being due on the maturity date.

     After completion of Eirik Raude and delivery of the rig on contract with EnCana Corporation in November 2002, certain amendments were made to the Fortis Facility. The amendments reduces the minimum requirement for free cash balances, changes the installment schedule of the loan and gives the Company the opportunity to replace installments on the loan with deposits to a restricted retention account. Accumulated balance in the retention account cannot be used by the Company. The Company has chosen to make deposits to the retention account and thus, have no installments on the loan until final maturity of the loan on February 28, 2008, in order to retain maximum refinancing flexibility. The Company can at any time bring deposits to the retention account to a close and use accumulated balance in the retention account to pay installments on the loan up to date and thereafter pay installments in accordance with the original installment plan.

     In May / June 2002, the Company issued a zero coupon bond totaling USD 52.9 million with payment to the company of USD 43.1 million resulting in a discount of USD 9.8 million. The loan will be paid back in four separate installments on October 13, 2002, December 13, 2002, March 13, 2003 and May 13, 2003. The Company has the right to extend the final installment, fully or partly by up to three months. The right can only be used one time. An interest rate of 2,5% per month will be payable by the Company if the extension clause is used. In August / September 2002 a total of USD 32.6 million of the May 2002 zero coupon loan was converted to a new Zero coupon Mandatory Convertible Bond issued by the Company in August 2002 with maturity August 23, 2005. In May 2003, the Company announced that it had exercised the option to extend the final installment of the May 2002 bond by three months to August 13, 2003.

     In August 2002, the Company issued a Mandatory Convertible Bond totaling NOK 669.5 million (USD 88.1 million at historical exchange rates) consisting of NOK 323.9 million (USD 42.6 million at historical exchange rates) in new liquidity and NOK 345.6 (USD 45.5 million at historical exchange rates) that was converted from existing loans to the new loan. The loan is convertible into shares in the Company at a conversion price of NOK 3.50 per share.

     Participants in the new Mandatory Convertible Bond was given a total of 191,275,323 independent subscription rights, each granting the right to subscribe to one share in Ocean Rig for NOK 1 per share by October 31, 2002. On October 31, 2002 a total of 191,258,154 of the independent subscription rights were exercised. Rights not exercised by October 31, 2002 lapsed.

     Restricted Cash

     Restricted cash relates to cash pledged as collateral for the Fortis Facility, bank guarantees, other suppliers and employee withholding tax amounts.

     Below are restricted cash items at December 31, 2002 and March 31, 2003:

	As of December 31, 2002	As of March 31, 2003	As of March 31, 2003

	NOK	NOK	USD

	(amounts in thousands)
Trust Accounts (Fortis Facility account )	2,881	2	0
Pledged as collateral for bank guarantees to shipyards/ suppliers and other restricted cash items	5,746	2,431	334

Total restricted cash	8,627	2,433	334

4. Interest and other financial expenses

	Three months ended March 31,

	2002	2003

	NOK	NOK
	(amounts in	(amounts in
	thousands)	thousands)
Total interest expense	128,849	84,718
Less capitalized interest	(92,365)	—
Amortization of debt issuance costs	12,760	5,647
Foreign exchange losses	39,099	138,550
Other financial expenses	3,448	1,304

Interest and other financial expenses	91,791	230,219

5. Debt Issuance Costs

     Debt issuance costs of NOK 77.5 million (USD 10.6 million) are included in the consolidated balance sheet as of March 31, 2003 in “Long term receivables and other assets”, and are amortized over the term of the related debt. At December 31, 2002, capitalized debt issuance costs was NOK 83.2 million (USD 11.4 million).

     Amortization expenses of NOK 5.6 million (USD 0.8 million) and NOK 12.7 million (USD 1.7 million) are included in “interest and other financial expenses” for the three months ended March 31, 2003 and 2002, respectively.

6. Drilling rigs

     Ocean Rig entered into yard contracts for the construction of four baredeck units with Dalian New Shipyard in China, and for the outfitting of Leiv Eirikkson and Eirik Raude with Friede Goldman Offshore, Inc. in the United States. In addition, the Company entered into contracts for delivery of owner furnished equipment (OFE) for Leiv Eirikkson and Eirik Raude. The Company subsequently also entered into a contract for the completion and winterization of Eirik Raude with Irving Shipbuilding, in Halifax, Nova Scotia. Construction of Leiv Eirikkson was completed in December 2001 and Eirik Raude was completed and delivered under the drilling contract with EnCana Corporation in November, 2002.

     Drilling rigs and other equipment

	Eirik Raude	Leiv Eiriksson	Other equipment	TOTAL

Balance at December 31, 2002	4,989,178	3,484,493	82,054	8,555,725

Investments 2003	14,289	1,141	2,402	17,832

Depreciation 2003	-45,885	-32,067	-299	-78,251
Write —down 2003	-646,806			-646,806
Remeasurement	165,545	0	122	165,667

Balance at March 31, 2003	4,476,321	3,453,567	84,279	8,014,167

7. Share issuances

     In January 2003, the Company issued a total of 35,151,298 new shares with a subscription price of NOK 1.0 per share in the Company’s subsequent share issue. The total subscription amount of NOK 35,151,298 was fully paid to the Company in January 2003.

     In March 2003, a total of NOK 925,000 of the Company’s Mandatory Convertible Bonds were converted to 265,285 shares in the Company at a subscription price of NOK 3.50 per share.

8. Segment information

     The table below presents information about reported segments for the three months ended March 31, 2002 and 2003:

	Offshore
	Drilling	Rig
	Operations	Management	Total

	NOK	NOK	NOK

	(amounts in thousands)
2002
Revenues	78,754	5,865	84,619
(Loss) income before taxes	(62,563)	(3,712)	(66,275)
Net (loss) income	(62,620)	(3,712)	(66,332)
Total assets	8,069,654	21,945	8,091,599
2003
Revenues	172,435	13,066	185,501
(Loss) income before taxes	(859,079)	1,168	(857,911)
Net (loss) income	(859,079)	1,168	(857,911)
Total assets	8,335,794	26,189	8,361,983

9. Subsequent events

     Between March 31, 2003 and the date of this report the company has announced the following subsequent events:

     The Company announced in May 2003, that the second option well under the drilling contract for Leiv Eiriksson in Angola had been exercised by BP Exploration Angola Limited. The well will start immediately following the first option well and will last for an estimated 50 days, through August 2003.

     In May 2003 the Company exercised its option to extend the final installment on its May 2002 bond loan by three months until August 13, 2003.

     In the Company’s Annual General Meeting on May 16, 2003, the shareholders decided to increase the par value of the Company’s shares from NOK 1 to NOK 10 per share. The Company will carry out a reverse share split by substituting ten existing shares for one new share.

     In the General Meeting in May, a new share option plan for Board members and management of the Company was authorized, and the share option plan authorized in August 2002 was withdrawn.

10. Differences between generally accepted accounting principles in Norway and the United States

     The financial statements are prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”).

     (a)  Reconciliation of net loss and shareholders’ equity

     Below is a reconciliation of net loss from Norwegian GAAP to US GAAP:

	Three months ended

	March 31, 2002	March 31, 2003	March 31, 2003

	NOK	NOK	USD

	(amounts in thousands)
Net loss in accordance with Norwegian GAAP	(66,332)	(857,911)	(117,910)
US GAAP adjustments:	(91)	646,806	88,896
(1) Stock compensation

Net loss in accordance with US GAAP	(66,423)	(211,105)	(29,014)

Shareholders equity in accordance with Norwegian GAAP	3,259,180	3,796,508	521,785
US GAAP adjustments:
Accrued compensation cost	(177)
Unearned compensation cost	177
Accrued social security tax	24
Write down of fixed assets		646,806	88,896

Net loss in accordance with US GAAP	3,259,204	4,443,314	610,681

(i) Stock compensation

     According to U.S. GAAP, using the intrinsic value approach, compensation expense should be recorded for the excess of the market price over the exercise price at the grant date. The compensation expense should be accrued and expensed as salary expense over the service period. Norwegian GAAP also require a calculation of compensation expense in accordance with the intrinsic value method calculated based upon the same assumptions as the US GAAP calculation. However, according to Norwegian GAAP, the Company must accrue for social security tax. The basis for the accrual is the intrinsic value of the options at the grant date multiplied with the social security tax rate. The cost is expensed as salary expenses over the service period. According to U.S. GAAP, the social security tax should not be accrued for until the options are exercised.

(ii) Pensions

     Under US GAAP, the use of an actuarial method for determining defined benefit pension costs is required. US GAAP also requires deferral of actuarial gains and losses that result from changes in assumptions or actual experience differing from that assumed and prospective amortization of costs resulting from adopting the above method of accounting. Norwegian GAAP also uses an actuarial method for determining defined benefit pension costs, however, there may be differences in the economic assumptions used for the actuarial calculations and the treatment of actuarial gains and losses.

     Because the Company has a deferred tax asset offset by a full valuation allowance, any deferred tax liability recognized from the above adjustments would be immediately offset by a reduction in the deferred tax asset’s valuation allowance. Since the above adjustments do not exceed the current net deferred tax asset, there is no effect on deferred tax expense or benefit from such adjustments.

(iii) Impairment of long lived assets

     Under US GAAP, if circumstances indicate that the carrying value of the assets may not be recoverable, the nominal value of the assets is calculated. The nominal value is defined as the total of estimated undiscounted future cash flows, excluding financing expenses. If the nominal value calculation suggests that the carrying value of the assets is not recoverable, the carrying amount is written down to its estimated fair value. An impairment loss will result in a new cost base for the impaired assets and the new cost basis will not be subsequently adjusted. Norwegian GAAP introduced a new accounting standard for the impairment of long lived assets effective January 1, 2003. The new standard differs significantly from the US GAAP accounting standard. Under Norwegian GAAP, the nominal value approach is not used. If circumstances indicate that the carrying value of the assets may not be recoverable, a recoverability test is performed to calculate the fair value of the assets. The fair value of the assets are determined through testing, where the higher of, the net sales value of the assets or the net value in use of the assets, are used in determining fair value. The value in use is determined by discounting future cash flows through a net present value calculation. If the carrying value of the assets is not recoverable, the carrying amount of the assets is written down to its estimated fair value. Any subsequent reversed changes to the fair value of the assets will be booked as an adjustment to the book value of the assets by a reversal of previous impairment loss.

11. Guarantor Financial Information

     Presented below is condensed consolidating financial information for: (i) Ocean Rig Norway AS on a separate company basis; (ii) Ocean Rig ASA on a parent company only basis; (iii) the guarantor subsidiaries, Ocean Rig 1 AS and Ocean Rig 2 AS, on a combined basis, (iv) the non-guarantor subsidiaries, Ocean Rig 3 AS, Ocean Rig 4 AS and other non-guarantor subsidiaries, on a combined basis; (v) elimination entries and (vi) consolidated Ocean Rig ASA and its subsidiaries. Certain assets, liabilities, income and expenses have not been allocated.

OCEAN RIG ASA
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

for the three months ended March 31, 2002

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4
				AS and other
	Ocean Rig	Ocean Rig	OR 1 AS and	non-guarantor		Ocean Rig ASA
	Norway AS	ASA	OR 2 AS	subsidiaries		and subsidiaries

	(Amounts in NOK thousands)
Operating revenues:	—	—	55,676	38,997	-10,054	84,619
Operating expenses:
Salaries and personnel expenses		5,698	7,321	14,126	—	27,145
Other operating and administrative expenses	60	13,056	84,614	15,642	9,903	123,275
Depreciation and amortization		59	31,962	281	—	32,302
Equity in investee losses	92,849	112,540			-205,389	—

Total operating expenses	92,909	131,353	123,897	30,049	-195,486	182,722

Operating income (loss)	-92,909	-131,353	-68,221	8,948	185,432	-98,103

Interest income	95,202	959	27,276	183	-1	123,619
Interest expense and other financial expenses	-90,713	-19,962	-65,027	-114	84,025	-91,791

Net financial income (loss)	4,489	-19,003	-37,751	69	84,024	31,828

Net income (loss) before taxes	-88,420	-150,356	-105,972	9,017	269,456	-66,275

Tax expense				-57	—	-57

Net income (loss)	-88,420	-150,356	-105,972	8,960	269,456	-66,332

OCEAN RIG ASA
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
for the three months ended March 31, 2003

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4
				AS and other		Ocean Rig ASA
	Ocean Rig	an Rig	OR 1 AS and	on-guarantor		and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	(amounts in NOK thousands)
Operating revenues:			142,308	60,877	-17,684	185,501
Operating expenses:
Salaries and personnel expenses		2,509	2,252	43,279	-6,981	41,059
Other operating and administrative expenses	5	6,953	22,306	30,518	-10,691	49,091
Depreciation and amortization		12	66,101	287	658,657	725,057
Equity in investee losses	-119,029	-3,438	—	—	122,467	—

Total operating expenses	-119,024	6,036	90,659	74,084	763,452	815,207

Operating income (loss)	119,024	-6,036	51,649	-13,207	-781,136	-629,706

Interest income	87,459	6,356	114,918	539	-207,258	2,014
Interest expense and other financial expenses	-182,938	-34,106	-47,508	-7,469	41,802	-230,219

Net financial income (loss)	-95,479	-27,750	67,410	-6,930	-165,456	-228,205

Net income (loss) before taxes	23,545	-33,786	119,059	-20,137	-946,592	-857,911

Tax expense	—	—	—	—	—	—

Net income (loss)	23,545	-33,786	119,059	-20,137	-946,592	-857,911

OCEAN RIG ASA
CONDENSED CONSOLIDATING BALANCE SHEET
as of December 31, 2002

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR
				4 AS, other
	Ocean Rig	Ocean Rig	OR 1 AS and	non-guarantor		Ocean Rig ASA
	Norway AS	ASA	OR 2 AS	subsidiaries		and subsidiaries

	(amounts in NOK thousands)
ASSETS
Construction-in-progress Machinery and equipment	—	78,601	7,075,927	2,399	1,398,798	8,555,725
Long term receivables and other assets	47,305	30,641	8,421	7,553	-44	93,920
Intercompany loan receivable	5,931,657	14,093	69,530	22,273	-6,037,553	—
Investment at equity	174,353	3,965,124	—	—	-4,139,477	—

Total non-current assets	6,153,315	4,088,459	7,153,878	32,225	-8,778,232	8,649,645

Other current assets	—	6,110	80,188	34,454	-442	120,310
Restricted cash	—	1,275	3,700	3,652	—	8,627
Cash and cash equivalents	106	83,196	39,060	14,984	—	137,346

Total current assets	106	90,581	122,948	53,090	-442	266,283

Total assets	6,153,421	4,179,040	7,276,826	85,315	-8,778,674	8,915,928

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	2,699,651	492,887	504,100	1,105	-3,204,856	492,887
Other equity	997,234	2,539,568	-25,714	-317,484	771,549	3,965,153

Total shareholders’ equity	3,696,885	3,032,455	478,386	-316,379	-2,433,307	4,458,040

Pension liabilities	—	591	—	—		591
Intercompany loan payable	—	5,691	5,979,545	359,633	-6,344,869	—
Convertible loans	—	996,143	—	—	—	996,143
Long-term debt	2,438,100	—	667,393	60	-59	3,105,494

Total long-term liabilities	2,438,100	1,002,425	6,646,938	359,693	6,344,928	4,102,228

Accounts payable	—	5,908	44,306	8,985	—	59,199
Short term loan	—	84,322	—	—	—	84,322
Other current liabilities	18,436	53,930	107,196	33,016	-439	212,139

Total current liabilities	18,436	144,160	151,502	42,001	-439	355,660

Total liabilities and shareholders’ equity in accordance with Norwegian GAAP	6,153,421	4,179,040	7,276,826	85,315	-8,778,674	8,915,928

OCEAN RIG ASA
CONDENSED CONSOLIDATING BALANCE SHEET
as of March 31, 2003

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR 4
				AS, other		Ocean Rig
	Ocean Rig	Ocean Rig	OR 1 AS and	non-guarantor		ASA and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	(amounts in NOK thousands)
ASSETS
Machinery and equipment	—	80,779	7,190,920	2,327	740,141	8,014,167
Long term receivables and other assets	45,118	27,555	8,535	7,553	—	88,761
Intercompany loan receivable	5,992,510	14,171	129,107	60,115	--6,195,903	—
Investment at equity	293,382	3,968,562	—	—	-4,261,944	—

Total non-current assets	6,331,010	4,091,067	7,328,562	69,995	-9,717,706	8,102,928

Other current assets	—	3,537	75,695	24,182	—	103,414
Restricted cash	—	739	1	1,693	—	2,433
Cash and cash equivalents	294	72,271	52,338	28,305	—	153,208

Total current assets	294	76,547	128,034	54,180	—	259,055

Total assets	6,331,304	4,167,614	7,456,596	124,175	-9,717,706	8,361,983

LIABILITIES AND SHAREHOLDERS’ EQUITY
Share capital	2,699,651	528,302	504,100	1,105	-3,204,856	528,302
Other equity	1,020,779	2,504,036	90,559	-337,587	-9,581	3,268,206

Total shareholders’ equity	3,720,430	3,032,338	594,659	-336,482	-3,214,437	3,796,508

Pension liabilities	—	591	—	—	—	591
Intercompany loan payable	14,089	8,473	6,064,870	415,785	-6,503,217	—
Convertible loan	—	1,001,436	—	—	—	1,001,436
Long-term debt	2,537,710	—	719,622	60	-60	3,257,332

Total long-term liabilities	2,551,799	1,010,500	6,784,492	415,845	-6,503,277	4,259,359

Short term loan	—	61,228	—	—	—	61,228
Accounts payable	—	2,238	35,742	6,857	8	44,845
Other current liabilities	59,075	61,310	41,703	37,955	—	200,043

Total current liabilities	59,075	124,776	77,445	44,812	8	306,116

Total liabilities and shareholders’ equity in accordance with Norwegian GAAP	6,331,304	4,167,614	7,456,596	124,175	-9,717,706	8,361,983

OCEAN RIG ASA
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
for the three months ended March 31, 2002

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR
				4 AS and		Ocean Rig ASA
	Ocean Rig	Ocean Rig	OR 1 AS and	non-guarantor		and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	(amounts in NOK thousands)
Cash flow from operations:
Net income (loss)	(88,420)	(150,356)	(105,972)	8,960	269,456	66,332
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in investee losses	92,849	112,540	—	—	(205,389)	—
Depreciation and amortization	2,187	1,050	66,042	281	—	69,560
Net unrealized foreign exchange loss	(75,948)	13	14,755	244	154	(90,291)
Change in operating assets and liabilities:
Other current assets	(2)	6,589	(28,905)	(26,250)	—	(48,568)
Accounts payable		359	(4,058)	5,601	—	1,902
Other liabilities	49,735	11,147	(106,984)	9,478	(44,522)	(81,146)

Net cash flow (used in) provided by operating activities	(19,599)	(18,658)	(194,632)	(1,686)	19,699	(214,875)

Cash flow from investments:
Payments on building contracts	—	(208,815)	(53,705)	—	(19,406)	(281,926)
Change in restricted cash	—	(17,521)	21,065	2,201	—	5,745
Purchases of machinery and equipment	—	(66)	(3,948)	371,370	(109)	367,247
Net change in long-term receivable and intercompany balances	19,599	118,764	234,775	(373,278)	(184)	(324)

Net cash flow used in investment activities	19,599	(107,638)	198,187	293	(19,699)	90,742

Cash flow from financing:
Net proceeds from the issuance of shares	—	521,344			—	521,344

Net proceeds from issuance of equity or notes/loans	—	(521,344)	(2,200)	—	—	(523,544)

Net cash flow provided by financing activities	—	—	(2,200)	—	—	(2,200)

Effect of exchange rate changes on cash	(1)	(13)	(5,440)	—	(1)	(5,455)

Net increase (decrease) in cash	(1)	(126,309)	(4,085)	(1,393)	—	(131,788)

Cash at the beginning of the period	134	133,362	28,420	8,289	—	170,205
Cash at the end of the period	133	7,053	24,335	6,896		38,417

OCEAN RIG ASA
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2003

Notes to the Unaudited Financial Statements

		Parent	Subsidiary	Non-Guarantors	Elimination	Consolidated
	Issuer	Guarantor	Guarantors	Subsidiaries	entries	Totals

				OR 3 AS, OR
				4 AS and		Ocean Rig ASA
	Ocean Rig	Ocean Rig	OR 1 AS and	non-guarantor		and
	Norway AS	ASA	OR 2 AS	subsidiaries		subsidiaries

	(amounts in NOK thousands)
Cash flow from operations:
Net income (loss)	23,545	-33,786	119,059	-20,137	-946,592	-857,911
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in investee losses	-119,029	-4,438	—	—	122,467	—
Depreciation and amortization	2,187	14,233	66,476	287	658,657	741,840
Net unrealized foreign exchange loss	99,609	2,035	-140,156	30	165,456	126,974
Change in operating assets and liabilities:
Other current assets	—	2,573	4,493	9,830	—	16,896
Accounts payable	—	-3,670	-8,567	-2,129	12	-14,354
Other liabilities	40,639	7,380	-41,512	4,939	442	11,888

Net cash flow (used in) provided by operating activities	46,951	-14,673	-207	-7,180	442	25,333

Cash flow from investments:
Payments on building contracts		—	-2,191	-15,605	—	-17,796
Change in restricted cash	—	536	3,699	1,959	—	6,194
Purchases of machinery and equipment	—	—	—	-211	—	-211
Investment in subsidiaries	—	—	—	—	—	—
Net change in long-term receivable and intercompany balances	-46,764	2,704	25,259	18,753	-442	-490

Net cash flow used in investment activities	-46,764	1,049	13,353	20,501	-442	-12,303

Cash flow from financing:
Net proceeds from the issuance of shares	—	32,746	—	—	—	32,746
Net proceeds from the issuance of equity or notes/loans	—	-31,296	—	—	—	-31,296

Net cash flow provided by financing activities	—	1,450	—	—	—	1,450

Effect of exchange rate changes on cash	1	1,249	132	—	—	1,382

Net increase (decrease) in cash	188	-10,925	13,278	13,321	—	15,862

Cash at the beginning of the period	106	83,196	39,060	14,984	—	137,346
Cash at the end of the period	294	72,271	52,338	28,305	—	153,208

OCEAN RIG ASA AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements of Ocean Rig ASA and the Notes thereto, included elsewhere herein. The following information contains forward-looking statements. These forward-looking statements should be read in conjunction with the cautionary discussion related to forward-looking statements found in the section entitled “Forward-looking Statements”. All translations from Norwegian kroner (“NOK”) to U.S. dollars (“$” or “USD”) set forth in the discussion below have been made solely for the convenience of the reader at the Federal Reserve noon buying rate on March 31, 2003 of USD 1.00 = NOK 7.2760.

General Overview

     Ocean Rig operated as a development-stage company since its inception in September 1996 and up until December 31, 2001, devoting substantially all of its efforts to the ongoing construction of its fleet of four rigs: (1) designing, engineering and contracting with a baredeck construction yard in Dalian, China, an outfitting yard in Mississippi, an outfitting yard in Halifax, Nova Scotia and various equipment suppliers for the rigs, (2) overseeing construction of the rigs, (3) raising capital and (4) marketing the rigs. In 2002, the Company had, for the first time, operating revenues from operations of its two rigs, Leiv Eirikkson and Eirik Raude . Leiv Eirikkson commenced operations offshore Angola on February 7, 2002 under a drilling contract with ExxonMobil and Eirik Raude commenced operations on November 1, 2002 under a drilling contract with EnCana Corporation. The Company sold its two baredecks to Rig 3 and Rig 4 in March 2002.

     The Company has incurred operating losses in each period since inception and up to December 31, 2002. The Company had both its rigs on contract and in operations during the first quarter of 2003 and for the period ended March 31, 2003 the Company incurred for the first time a net operating income from operations before financial items.

     To date, the Company’s capital raising efforts have consisted of the following:

•	private placements of shares in October and November 1996;

•	public offering of shares in Norway in January 1997;

•	global offering of shares (including a public offering in Norway) in October 1997;

•	issuance of 101/4% notes due 2008 together with the incurrence of loans in May 1998;

•	private placement and subsequent share issue in September/October 1999;

•	private placement of shares in June 2000;

•	issuance in May/June 2000 of 13% subordinated convertible bonds due 2005;

•	issuance in October 2000 of 11% subordinated convertible bonds due 2005;

•	private placement and subsequent share issue in April/May 2001;

•	incurrence of floating rate loans in June 2001;

•	issuance of zero coupon subordinated convertible bonds in November/December 2001;

•	incurrence of short term revolving loan in February 2002

•	private placement and subsequent share issue in April 2002;

•	incurrence of take-out loan facility in June 2002 to refinance June 2001 floating rate loans;

•	private placement and subsequent issue of shares and warrants and incurrence of short-term loan in May/June 2002;

•	incurrence of a convertible loan and independent subscription rights in August 2002;

•	private placement and subsequent issue of shares in December 2002 and January 2003; and

•	financial income on such funds.

With both its rigs on contract and in operations, Ocean Rig expects to incur net operating revenues before depreciation and financial items. The time it will take for the company to reach profitability after inclusion of depreciation and financial items, if ever, are highly uncertain. The Company cannot assure that it will generate significant revenues in the future.

As of December 31, 2002 the Company had accumulated losses of NOK 1,159 million (USD 159.3 million).

Presented below is the Company’s EBITDA, which is defined as operating income prior to deductions for net financial items, income taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations, as defined by Norwegian GAAP, and should not be considered an alternative to net income, as an indicator of the Company’s operating performance or to cash flows from operations as a measure of liquidity. The EBITDA figures should only be used as information relating to the Company’s rig operating activities and should be read in conjunction with comparable GAAP financial information of the Company located in the Financial Statements and the notes thereto.

	Three months ended

	March 31, 2002	March 31, 2003	March 31, 2003

	NOK	NOK	USD

	(amounts in thousands)
EBITDA	(65,801)	95,351	13,105

Results of Operations

Three month period ended March 31, 2003, compared to the three month period ended March 31, 2002.

Consolidated operating revenues for the period ended March 31, 2003 resulted primarily from rig operating activities from the Company’s two rigs. Consolidated operating revenues for the three months ended March 31, 2003 were NOK 185.5 million (USD 25.5 million) compared to operating revenues of NOK 84.6 million (USD 11.6 million) for the same period in 2002. Operating revenues for the three months ended March 31, 2002, resulted primarily from rig operating activities for the first of the Company’s two rigs, Leiv Eirikkson, which commenced operations in February 2002.

The Company’s operating expenses in 2003 have primarily consisted of personnel expenses, rig operating expenses, and depreciation. Operating expenses exclusive of depreciation amounted to NOK 90.2 million (USD 12.4 million) and depreciation and write-down amounted to NOK 78.3 million (USD 10.8 million) and NOK 646.8 million (USD 88.9 million), respectively, for the three months ended March 31, 2003. Operating expenses, exclusive of depreciation, amounted to NOK 150.4 million (USD 20.7 million) and depreciation amounted to NOK 32.3 (USD 4.4 million) for the three months ended March 31, 2002. Operating expenses in 2002 primarily consisted of personnel expenses, preparation for operations, legal fees and marketing and engineering fees. The decrease in operating expenses in 2003 compared to 2002 is primarily due to the fact that both the Company’s rigs are completed and on contracts, thus, the Company has not had costs relating to preparation for operations during 2003 but only regular personnel and rig operating costs. Further, this has also caused expenses relating to marketing, engineering and legal fees to be reduced during 2003 compared to 2002. Depreciation expense has increased in 2003 compared to 2002 due to depreciation of two rigs in 2003 compared to only one rig in 2002. Write down of NOK 646.8 million relates to an impairment loss taken on Eirik Raude.

The Company incurred operating loss of NOK 629.7 million (USD 86.5 million) for the first quarter 2003 compared to an operating loss of NOK 98.1 million (USD 13.5 million) for the first quarter of 2002.

The Company’s cash position resulted in interest income of NOK 0.2 million (USD 0.01 million) for the first three months of 2003 compared to NOK 1.4 million (USD 0.2 million) for the same period in 2002. The Company has cash and long-term debt denominated in U.S. dollars which resulted in a net foreign exchange loss for the first three months of 2003 of NOK 128.1 million (USD 17.6 million) compared to a foreign exchange gain of NOK 91.2 million (USD 12.5 million) for the same period in 2002. The Company had net financial expenses of 228.2 million (USD 31.4 million) for the first three months of 2003 compared to net financial income of 31.8 million (USD 4.4 million) for the same period in 2002. In 2002 interest expense totaling NOK 92.4 (USD 12.7) was capitalized related to construction in progress.

Loss before taxes and net loss for the first three months of 2003 was NOK 857.9 million (USD 117.9 million), compared to a loss before taxes of NOK 66.2 million ( USD 9.1 million) and net loss of NOK 66.3 million (USD 9.1 million) for the same period in 2002.

The financial statements are based on the assumption that the Company is a going concern.

Liquidity and Capital Resources

Since the commencement of its operations, Ocean Rig has financed its operations primarily through the placement of debt and equity securities, the incurrence of indebtedness and financial income generated from its securities placements. As of March 31, 2003, the Company had received total proceeds of approximately NOK 10.5 billion (USD 1,368 million at historical exchange rates) from such placements. Our placements and indebtedness include the issuance of 10 1/4% senior secured notes due 2008 (the “Notes”) and incurrence of floating rate senior secured loans due 2008 (the “Loans”).

Ocean Rig’s subsidiary, Ocean Rig Norway AS, which issued the Notes and incurred the Loans, is subject to the terms of the indenture under which the Notes were issued and the credit agreement pursuant to which the Loans were made. Such agreements place significant limitations on the use of funds held by Ocean Rig Norway AS. These funds were, among other things, used for the payment of certain initial interest payments on the debt instruments and to fund the construction and outfitting of the Company’s two rigs.

In 1998, Ocean Rig Norway’s subsidiary, Ocean Rig 2 AS, the owner of Eirik Raude, entered into credit agreements with Fortis Bank (formerly MeesPierson N.V.), Christiania Bank og Kreditkasse ASA and Eksportfinans ASA (collectively, the “Banks”), which, subject to certain conditions, entitled Ocean Rig 2 AS to draw up to USD 50.0 million prior to delivery of Eirik Raude and up to USD 100.0 million after the delivery of Eirik Raude. As a number of the conditions for making drawdowns under the bank facility were not fulfilled, no drawdowns were made under this facility, USD 100.0 million of which was refinanced with the 2001 Loans (described below).

In May/June 2000, Ocean Rig ASA issued NOK 200.0 million (USD 21.9 million at historical exchange rates) of 13% subordinated convertible bonds due 2005. The bonds have a five year maturity, a 13% coupon and a conversion price of NOK 70 per share (updated conversion price at March 31, 2003 is NOK 22.83 per share). The Company also increased its share capital by NOK 266.8 million ( USD 28.6 million at historical exchange rates) by issuing 8,891,900 shares each with a par value of NOK 30.0. The subscription price for this issuance was NOK 40.0 per share. The total subscription amount was NOK

555.7 million (USD 59.6 million at historical exchange rates) for the convertible bonds and the share issuance has been fully paid to the Company.

In October 2000, Ocean Rig ASA issued NOK 300.0 million (USD 32.8 million at historical exchange rates) of 11% subordinated convertible bonds due 2005. These bonds have a five year maturity, a 11% coupon and a conversion price of NOK 75.0 per share (updated conversion price at March 31, 2003 is NOK 24.45 per share).

     During August / September 2002 NOK 66.0 million and NOK 41.0 million of the NOK 200.0 million convertible bond and NOK 300.0 million convertible bonds, respectively, were converted to the Company’s new Mandatory Convertible Bond issued in August / September 2002 as discussed below.

In April/May 2001, the Company further increased its share capital by NOK 400.0 million (USD 42.9 million at historical exchange rates) by issuing 10,000,000 shares each with a par value of NOK 30. The shares were offered in a private placement at a price of NOK 40.0 per share to existing shareholders owning more than 38,000 shares as of April 30, 2001. The total subscription amount of NOK 400.0 million for the share issuance has been fully paid to the Company. In a subsequent share issue, 1.6 million shares were offered to and subscribed to by shareholders holding less than 38,000 shares on terms principally the same as in the private placement. The total subscription amount of NOK 64.9 million (USD 7.0 million at historical exchange rates) for the subsequent share issuance has been fully paid to the Company.

In June 2001, Ocean Rig successfully concluded a five-year Loan Facility (the “2001 Loans”), in principal amount of USD 100.0 million, to finance the remaining completion costs of Leiv Eirikkson and Eirik Raude. This Loan Facility refinanced the bank facility entered into by Ocean Rig 2 in 1998 with Fortis Bank (Nederland) N.V., Christiania Bank and Kreditkasse ASA described above. This facility was repaid in full on June 28, 2002 with a six-year take-out facility with Fortis and Christiania Bank (the “Fortis Facility”), pursuant to a loan agreement entered into in November 2001, as amended.

     As a consequence of increased costs in connection with increased investments and further delays in the construction of the Company’s two rigs, the Company issued in November / December 2001 an equity issue of NOK 440.0 million (USD 49.5 million at historical exchange rates), equaling 58,666,667 shares. Since the par value of the Company’s shares was higher than the price payable for the new shares, the General Meeting decided that the increase in share capital should take place in the form of a short-term subordinated convertible bond issue, to be converted into shares immediately upon completion of the write-down of the par value of the Company’s shares. A resolution was made to write down the par value of the Company’s shares from NOK 30.0 per share to NOK 1.0 per share. In a subsequent issue in December 2001, the Company issued an equity issue (on same terms as the original issue) totaling NOK 112.5 million ( USD 12.7 million at historical exchange rates), equaling 14,999,999 shares. The total subordinated convertible bond totaling NOK 552.5 million was converted to 73,666,666 shares in the company in February 2002.

     In December 2001, the Company entered into a short-term revolving credit facility provided by EnCana totalling USD 19.0 million. An initial drawdown of USD 10.0 million was made under this facility in February 2002. The loan was initially secured with a mortgage over the Company’s fourth baredeck. Upon the sale of this baredeck in March 2002, this mortgage was released and part of the proceeds of the sale were used to repay the outstanding amount under this facility at that time. The facility matured upon the delivery of Eirik Raude under the drilling contract with EnCana November 1, 2002.

     In April 2002, the Company conducted a private placement of 24,444,445 new shares with a par value of NOK 1. The subscription price was NOK 9 per share. The private placement was directed towards the largest existing shareholders of the company as of April 2, 2002. The total subscription amount of NOK 220.0 (USD 25.0 million at historical exchange rates) was fully paid to the company in April 2002. Proceeds from this placement were also used to help fund the shortfall with respect to remaining completion costs for Eirik Raude.

     In May / June 2002, after a review of the project and reconciliation of completion estimates, the company announced that it is expected that costs for Eirik Raude would increase by approximately USD 45.0 million. As a result of the delayed startup for Leiv Eirikkson and these cost overruns for Eirik Raude, the Company required additional financing for the period until both rigs were in normal operation. Accordingly, the Company, in cooperation with some of the major shareholders, negotiated a financing solution consisting of a private placement of shares and short term bonds combined with the issuance of shares and warrants. The Company raised an additional approximately USD 75.0 millions (at historical exchange rates) in new liquidity from this financing.

In August 2002, the Company announced that, after a change in the project management team at the Halifax shipyard in Canada and an in-depth analysis of the scope of work remaining for the completion of Eirik Raude, the date for commencement of operations were postponed and scheduled to be in the beginning of the fourth quarter of 2002. The results of the analysis increased the estimated cost to complete the rig by USD 40.0 million in addition to a delay in revenues of approximately USD 5.0 million. To finance the cost overrun the company called for an extraordinary general meeting which was held on August 23, 2002. To cover the increased capital requirement it was resolved that a mandatory convertible bond loan be issued with the right for both the lender and the borrower to convert new bonds to shares in the company. Participants in the Company’s short-term loan from May and June 2002 and the NOK subordinated convertible loans issued in 2000 were offered the opportunity to convert their loans fully or partially to the new Mandatory convertible bond issue. The subscription amount totalled NOK 592.1 million (USD 77.9 million at historical exchange rates) and included both subscribed bonds and conversion of existing loans. In a subsequent issue the Company raised NOK 77.4 million (USD 10.2 million) which included both subscribed bonds and conversion of existing loans. The transactions provided the Company with new liquidity of NOK 324 million (USD 42.6 million at historical exchange rates) and reduced the Company’s short-term loan from May/June 2002 by approximately NOK 248 million (USD 32.6 million at historical exchange rates).

Participants in the new loan were allotted a total of 191,275,343 independent subscription rights, each granting the right to subscribe to one share in Ocean Rig for NOK 1.0 per share by October 31. The independent subscription rights were exercisable upon i) failure to deliver Eirik Raude on contract by October 15 or ii) cost overrun exceeding USD 8.0 million resulting from completion from the rig.

Since the rig was not completed and delivered on contract by October 15, 2002 the independent subscriptions rights became exercisable on October 16, 2002. 191,258,154 (99.99% of the total number of subscription rights) were exercised by October 31, 2002. Exercise of the subscription rights provided the Company with approximately USD 25.0 million in new liquidity (at historical exchange rates).

In December 2002 the Company conducted a private placement of NOK 111.0 million (USD 15.5 million at historical exchange rates) at a subscription price of NOK 1.0 per share.

In January 2003, in a subsequent issue, the Company issued shares totalling NOK 35.1 million (USD 5.1 million at historical exchange rates) at a subscription price of NOK 1.0 per share.

The Company may seek to access the public or private capital markets whenever conditions are favorable. The Company also, under certain circumstances, may seek additional funding through strategic partnerships and other financing mechanisms. There can be no assurance that such funding will be available on terms acceptable to the Company or allowable under the terms of the Notes, the Loans and the 2002 Fortis Take Out Facility.

Outlook

Marketing

The long-term prospects for the deepwater market remain optimistic, as it is expected that a significant portion of future world oil supply will come from deepwater plays. The short-term outlook however, has uncertainties. A sizeable portion of the deepwater fleet comes to the end of their long term contracts, towards the end of 2003 and into 2004. This available capacity is in addition to capacity, which a number of clients are prepared to sublet, for drilling units they have under contract, but for which they have limited amounts of work. Coupling this with the situation in Iraq and economic uncertainties in the major economies world wide, contributes to an uncertain market outlook in the short-term. Ocean Rig continues to focus its marketing efforts primarily on West Africa, in the US Gulf of Mexico, offshore Brazil and the East Coast of Canada. The company is also pursuing prospects in the North Sea/Atlantic Margin area.

Eirik Raude was completed and delivered to EnCana under a drilling contract on November 1, 2002. The drilling contract includes a firm period of at least six months with an option for a further five wells. Ocean Rig and EnCana formed a partnership with responsibility for the operations of the rig. The partnership leases the rig from Ocean Rig on a bareboat basis. The partnership has allowed EnCana and Ocean Rig to take advantage of their respective experience and expertise to undertake deepwater drilling off the eastern coast of Canada. The rig has been performing well in extremely harsh environments. Ocean Rig has been continuing to market its units for the deepwater regions off the coast of Nova Scotia and Newfoundland/Labrador. The prospect for the region is considered to be very attractive with estimated gas reserves totaling 80 trillion cubic feet and oil reserves totaling more than 6 billion barrels. Activity in the region began in 2001 with three wells completed in 2002 and up to 15 wells anticipated completed by 2006.

For Ocean Rig, the start of the drilling operations with Eirik Raude represented an important milestone. It ensured Ocean Rig a presence in the strategically important offshore market in Canada. An area where extreme weather conditions, especially during winter times, combined with great water depths, create opportunities for optimal use of the rig.

     Leiv Eirikkson is currently operating offshore Angola under a contract with ExxonMobil. The firm portion of the contract was increased form five to six wells in 2002 and Leiv Eiriksson stated working on its sixth well in March 2003. The contract provides for an additional six optional wells after the completion of the firm wells. In February 2003, Esso Exploration Angola Limited exercised the first option well. This well will be started after the completion of the sixth firm well, anticipated to be in June 2003 with a 60 day duration. Ocean Rig is currently actively pursuing opportunities to increase the amount of work under this contract.

     Ocean Rig ASA has also entered into a master agreement with Pride Foramer S.A. (Pride), a subsidiary of the American drilling company, Pride International, Inc., to cover operation of Ocean Rig’s drilling units off the coast of Angola. Pride has considerable experience from operations in Angola and has for a number of years established a base organization, a well-developed infrastructure and other functions which Ocean Rig will make use of. According to the agreement with Pride, Ocean Rig will employ their own key personnel both offshore and onshore.

Forward-Looking Statements

In addition to the historical information contained herein, this document contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. Actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited current operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily under actual conditions or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements or ensure that no defaults occur; (iv) the incurrence of significant cost overruns in the operation of either of the Company’s rigs; (v) failure of the Company to secure ongoing contracts for its two rigs; (vi) the Company’s inability to meet any future capital requirements; (vii) the Company’s inability to respond to technological changes; (viii) the impact of changed conditions in the oil and gas industry; (ix) the occurrence of any accidents involving the Company or its assets; (x) changes in governmental regulations, particularly with respect to environmental matters; (xi) increased competition or the entry of new competitors into the Company’s markets; and (xii) unforeseen occurrences in any of the areas in which the Company will conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the Securities and Exchange Commission in the United States.

SIGNATURES

     This report has been signed below by the following persons on behalf of Ocean Rig ASA in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Kai Solberg-Hansen Kai Solberg-Hansen	President	May 23, 2003

/s/ Erling Meinich-Bache Erling Meinich-Bache	VP Accounting & Control	May 23, 2003